Exhibit 99.2

Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the three and six-month periods ended June 30, 2022 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at July 27, 2022 and provides information on the operations of the Company for the three and six-month periods ended June 30, 2022 and 2021 and subsequent to the period end, and should be read in conjunction with the condensed consolidated financial statements for the three and six-month periods ended June 30, 2022 (“Condensed Consolidated Financial Statements”) and the audited consolidated financial statements for the year ended December 31, 2021 which have been filed on SEDAR and EDGAR. The audited consolidated financial statements for the year ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures in this MD&A are in thousands of United States dollars ($’000) unless otherwise noted.

This MD&A also refers to Adjusted loss, Adjusted loss per share, Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS measures. Refer to the “Financial Review” and “Non-IFRS measures” sections of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

BUSINESS AND STRATEGIC PRIORITIES

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of the Company’s employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalize on current market conditions by acquiring undervalued projects in the Americas.

The common shares of Excellon trade on the Toronto Stock Exchange (the “TSX”), the NYSE American, LLC exchange (the “NYSE American”) under the symbol “EXN” and on the Frankfurt Stock Exchange under the symbol “E4X2”.

SECOND QUARTER HIGHLIGHTS

Exploration Activities

The Company advanced its exploration programs in the United States, Mexico and Germany including:

●	Soil sampling program on the Frauenstein licence in Silver City, aiming to identify geochemical anomalies and generate follow-up drill targets. A total of 265 soil samples were collected in Q2 2022. Assay results are pending.
●	Prepared and filed an updated technical report on the Silver City Project.
●	Underground mapping, chip sampling, and geological modelling are ongoing at Platosa with the objective of identifying additional remanent ore material.
●	Preparing for the 2022 Kilgore exploration program, including property-wide prospecting, soil sampling, 3D Induced Polarity and Magnetotelluric survey and a 5,000 metre drill program.
●	Completed two-line soil orientation survey at Kilgore for the purpose of comparing effectiveness of Mobile Metal Ion (MMI), Spatiotemporal Geochemical Hydrocarbon (SGH) and traditional ICP-MS Super Trace analytical methods. A total of 145 samples were collected, with assay results pending.

OUTLOOK

Mexican Operations

On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resources remaining beyond mid-2022 steepen significantly, with fewer vertical-tonnes-per-metre than historically encountered.

Intense definition and infill drill programs initiated in 2021 to define the mine life wound down in the first quarter of 2022. The program did not identify sufficient mineralization in the gap zone however minable tonnage was identified in remnant areas of the mine above the water levels. The mine plan has currently been defined into Q3 2022. Continued in-stope analysis is being conducted to assure all profitable tonnage above the water level will be extracted in 2022. The majority of mineable mineralization included in the 2022 plan is from remnant areas, pillar recoveries and remaining stopes in the section lower in the mine. The Company expects to wind down operations at Platosa during Q3 2022.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Provision for litigation

The Company recorded a $22.2 million provision in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets, since receiving the formal written decision regarding the litigation involving the Company’s subsidiary, San Pedro Resources (“San Pedro”), in respect of the La Antigua mineral concession (“La Antigua”) as announced on August 10, 2021 (the “Judgment”). The Company believes the decision is without merit and not supported by the evidence, facts or law. The Judgment is solely against San Pedro and the Company believes that the plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource disclosed in September 2020. The book value of San Pedro’s assets included in the consolidated balance sheet after impairment is $1.5 million, including plant, property and equipment ($0.2 million), VAT recoverable ($1.1 million) and materials, supplies and other ($0.2 million).

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course. San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital. The Platosa Mine is owned and operated by an entirely separate subsidiary.

Exploration plans

At Silver City, three holes totaling 1,223 metres were drilled in Q1 2022, following up on the previously identified mineralization at the Grauer Wolf target. Subsequent drilling on priority targets is expected to resume in Q4 2022.

At Kilgore, drilling plans include 5,000 metres of diamond drilling commencing in Q3 2022 and a 3D Induced Polarity (IP) and Magnetotelluric (MT) survey. Near-deposit investigation and imaging through combined 3D IP and MT surveying is expected to generate a deposit profile as well as investigate structural features associated with gold emplacement. Geophysical imaging of the near-deposit area will be generative for target identification and sub-surface exploration over high-priority areas which have been considered for drilling. Property-wide prospecting is ongoing with the goal of identifying additional regional targets.

Regional exploration programs, including geophysics, mapping, prospecting, soil geochemistry and modelling, are planned for Kilgore and the new exploration licences at Silver City (Mohorn, Oederan and Frauenstein), and will be carried out throughout 2022.

Exploration also continues at the Oakley project, subject to the option agreement between Excellon and Centerra Gold Inc. (“Centerra”).

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

OPERATIONAL REVIEW

Platosa Mine production statistics for the periods indicated are as follows:

	Q2	Q2	H1	H1
	2022	2021	2022(2)	2021
Tonnes Mined:	21,481	21,772	36,437	42,984
Tonnes Milled:	23,550	21,646	38,135	43,410
Grades:
Silver (g/t)	449	489	470	506
Lead (%)	4.19	5.14	4.60	5.24
Zinc (%)	4.70	6.48	5.45	6.61
Recoveries:
Silver (%)	90.4	87.0	89.7	88.4
Lead (%)	75.5	78.6	74.2	80.2
Zinc (%)	86.0	79.4	83.7	77.1
Metal Production: (1)
Silver – (oz)	307,494	296,013	516,875	624,760
Lead – (lb)	1,644,972	1,927,048	2,864,431	4,026,790
Zinc – (lb)	2,099,581	2,456,137	3,815,100	4,868,595
AgEq (oz) (3)	545,444	487,009	928,315	1,004,825
Payable: (4)
Silver – (oz)	260,694	261,854	447,101	553,821
Lead – (lb)	1,401,390	1,735,593	2,530,943	3,595,525
Zinc – (lb)	1,624,583	2,045,905	3,175,675	3,848,335
AgEq (oz) (3)	450,456	425,654	796,069	868,981
Average realized prices: (5)
Silver – ($US/oz)	$22.55	$26.89	$23.05	$26.59
Lead – ($US/lb)	$0.99	$0.97	$1.02	$0.95
Zinc – ($US/lb)	$1.78	$1.33	$1.72	$1.29
Production cost per tonne (6)	$244	$273	$293	$285
Total cash cost per silver ounce payable	$13.81	$11.96	$12.43	$12.74
AISC per silver ounce payable (7)	$19.24	$26.53	$19.34	$25.53

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior-period deliveries settled during the period.
(2)	The results for the six-month ended June 30, 2022 were impacted by a labour action commenced by the Sindicato Nacional Minero Metalúrgico (the “Platosa Union”) at the Platosa Mine in Durango, Mexico (the “Labour Action”). As a result, production was negligible, and no ore was processed by the Miguel Azua mill in the month of March. On April 1, 2022 the labour action was resolved and Platosa returned to full production in April.
(3)	AgEq ounces established using average realized metal prices during the respective period applied to the recovered metal content of the concentrates to calculate the revenue contribution of base metal sales during the period.
(4)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(5)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(6)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization, materials and supplies write-down, and inventory adjustments.
(7)	AISC per silver ounce payable excludes general and administrative and share-based payment costs attributable to the Company’s non-producing projects and includes underground drilling costs.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Operational highlights

Q2 2022 production (compared to Q2 2021)

●	AgEq production of 545,444 oz (Q2 2021 – 487,009 oz), including:
○	Silver production of 307,494 oz (Q2 2021 – 296,013 oz)
○	Lead production of 1.6 million lb (Q2 2021 – 1.9 million lb)
○	Zinc production of 2.1 million lb (Q2 2021 – 2.5 million lb)
●	AgEq ounces payable sold increased 6% to 450,456 AgEq ozs (Q2 2021 – 425,664 ozs)
●	Production cost per tonne decreased 11% to $244 per tonne (Q2 2021 – $273 per tonne)
●	Total cash cost net of by-products per silver ounce payable increased 15% to $13.81 (Q2 2021 – $11.96)
●	AISC per silver ounce payable decreased 27% to $19.24 (Q2 2021 – $26.53)

H1 2022 production (compared to H1 2021)

●	H1 2022 results were impacted by the Labour Action, which eliminated production for the month of March 2022
●	AgEq production of 928,315 oz (H1 2021 – 1,004,825 oz), including:
○	Silver production of 516,875 oz (H1 2021 – 624,760 oz)
○	Lead production of 2.9 million lb (H1 2021 – 4.0 million lb)
○	Zinc production of 3.8 million lb (H1 2021 – 4.9 million lb)
●	AgEq ounces payable sold decreased 8% to 796,069 AgEq ozs (H1 2021 – 868,981 ozs)
●	Production cost per tonne increased 3% to $293 per tonne (H1 2021 – $285 per tonne)
●	Total cash cost net of by-products per silver ounce payable decreased 2% to $12.43 (H1 2021 – $12.74)
●	AISC per silver ounce payable decreased 24% to $19.34 (H1 2021 – $25.53)

Impact of COVID-19 on the Company’s Business and Operations

The Company’s business and operations were significantly impacted by COVID-19 in 2020, including a temporary suspension of mining, milling and exploration activities at its Mexican operations in Q2 2020 (the “Suspension”). In 2021 and H1 2022, none of the Company’s projects were suspended or significantly restricted due to COVID-19.

The Company has taken action to prevent the spread of COVID-19 at its sites and protect its employees, contractors and the communities in which it operates. The Company’s actions have been successful to date and the pandemic has not had any material impact on production or shipment of concentrate since the Suspension in Q2 2020. The Company is continually modifying its response to the pandemic to align with industry best practices. Government vaccination programs for COVID-19 are available in all regions in which the Company operates. Vaccination programs are progressing well in Mexico, with 100% of the Company’s workforce double-vaccinated and 99% triple-vaccinated.

There remain significant uncertainties with respect to future developments and their impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of an outbreak and any current or further measures taken by governments, the Company and others in response to the pandemic. The Company continues to monitor the situation and has personnel and operating contingency plans in place to manage daily operations.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Operations commentary

Mine activity in Q2 2022 continued to focus on remnant development and extraction, pillar recovery and mining of stopes lower in the mine. A limited number of stopes were mined in Q2 2022, with the mine plan continuing into Q3 2022 with the extraction of additional remnants and pillars. Wind down activities commenced in Q2 to minimize the work associated with care and maintenance required in Q3 and Q4 2022.

Mill feed grades were lower in Q2 2022 versus Q2 2021 mainly reflecting grade variations in the mantos mineralized body and remnant and pillar recovery reducing flexibility in the mine planning. Mill feed contained higher lead-to-lead oxide ratios leading to lower lead recoveries in Q2 2022. Zinc and silver recoveries were 7% and 3% higher in Q2 2022, respectively, following the rebuild of the flotation cells and modifications to reagent schemes in mid-2021.

Zinc and lead metal production in Q2 2022 were below Q2 2021 mainly due to lower feed grades, while silver production was higher in Q2 2022 due to higher recoveries. Ore stockpiles at June 30, 2022 comprised 752 tonnes of mineralized material, reflecting unprocessed and unsold production of approximately 19,355 AgEq ounces.

The Platosa dewatering system was shut down in June 2022, which is expected to result in savings of $0.3 million per month until the end of production in Q3 2022.

The previous eight quarters of production at Platosa are summarized below:

Figure 1 - Processed Ore (tonnes)
22,612
22,626
21,764
21,646
21,302
21,309
14,585
23,550
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Figure 2 - Metal Production
Lead
Zinc
Silver
Silver Equivalent
3,000,000
2,000,000
1,000,000
-
lb
600,000
500,000
400,000
300,000
200,000
100,000
-
Ag oz
524,312
556,332
516,715
487,009
521,160
492,013
384,007
545,444
326,909
355,581
328,747
296,013
326,706
271,525
209,381
307,494
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Analysis of the Platosa Mine operating results is as follows:

	Q2 2022	Q2 2021	H1 2022	H1 2021
Mill feed processed	23,550	21,646	38,135	43,410

Production in Q2 2022 was 23,550 tonnes, 9% higher than the same quarter in 2021. H1 2022 results were impacted by the Labour Action in March 2022.

	Ag (g/t)	449	489	470	506
Head grades	Pb (%)	4.19	5.14	4.60	5.24
	Zn (%)	4.70	6.48	5.45	6.61

Grades in 2022 were lower than 2021 due to the limited number of stopes available for production and feed material primarily being pillars and remnants with lower or variable grades, and higher dilution in the mined mantos.

	Ag (%)	90.4	87.0	89.7	88.4
Recoveries	Pb (%)	75.5	78.6	74.2	80.2
	Zn (%)	86.0	79.4	83.7	77.1

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Recoveries of lead was lower in 2022 than in the comparative periods due to lower feed grades and higher lead-oxide ratios. Zinc and silver recoveries were higher in 2022 following the rebuild of the flotation cells and modifications to reagent schemes in mid-2021.

		Q2 2022	Q2 2021	H1 2022	H1 2021
	Ag (oz)	307,494	296,013	516,875	624,760
Metal Production	Pb (lb)	1,644,972	1,927,048	2,864,431	4,026,790
	Zn (lb)	2,099,581	2,456,137	3,815,100	4,868,595
	AgEq (oz)	545,444	487,009	928,315	1,004,825

Silver production increased due to higher recoveries in Q2 2022 vs Q2 2021 while lead and zinc production decreased mainly driven by lower feed grades and high lead-oxide ratios affecting recovery. AgEq production in Q2 2022 increased by 12%, driven by a 4% increase in silver production and an improved base metal to silver price ratio. H1 2022 results were impacted by the Labour Action in March 2022.

EXPLORATION AND EVALUATION REVIEW

Refer to the Company’s Annual Information Form (“AIF”) for a detailed overview of the Company’s exploration projects, including mineral resource estimates.

Platosa Property

The Platosa Mine is an operating underground polymetallic (silver, lead and zinc) mine, located in northeastern Durango State, Mexico. It is located approximately 5 kilometres north of the town of Bermejillo and 45 kilometres north of the city of Torreón. The deposit consists of a series of high-grade carbonate-replacement deposits (CRD) occurring as mantos. The Platosa Property totals 11,000 mineral concessions, including numerous targets for further exploration, with the Jaboncillo and PDN targets currently considered the highest-priority. Excellon operates and owns 100% of the Platosa Mine through its wholly owned subsidiary, Minera Excellon de Mexico S.A. de C.V.

The Company continued exploration on the Platosa property in 2022. Assay results for a district-scale sampling for stable carbon and oxygen isotopes were received in Q1 2022 and are being analyzed. The primary objective of this program is to develop vectors to identify proximal domains within the epithermal system. Core and surface samples were collected from the Platosa deposit, Jaboncillo and other targets. A total of 137 samples were collected and sent to the isotope facility at Queen’s University, Kingston, Ontario during Q1 2022. The stable isotope study is expected to define exploration vectors at the Jaboncillo target, approximately 11 kilometres northwest of the Platosa Mine. Drilling programs from 2019 to 2021 totaled 16,720 metres in 39 drill holes and intersected multiple gossanous horizons with pyritic breccias, arsenopyrite and relict base-metal sulphides. Petrographic studies conducted in Q2 2020 confirmed the presence of base-metal sulphide species, including sphalerite and galena. These observations confirm that the system is prospective for base-metal sulphides on multiple structures over a currently approximate strike length of one kilometre. Stable isotope ratios could point exploration efforts to the core of the Jaboncillo hydrothermal system, which has the potential to contain economic silver and base metal mineralization.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Drilling on a skarn target at PDN, approximately two kilometres north of the Platosa Mine and one kilometre north of the Rincon del Caido target, was undertaken in Q1 2021 with one drill hole totaling 600 metres completed. Previous drilling targeted areas where intense dolomitization and sanding along structures was intersected in preliminary drill holes, indicating the movement of hydrothermal fluids that are believed to be the expression of a potential skarn system at depth. Drilling in Q4 2020 intersected silver grades of 218 g/t Ag over 0.75 meters. This potential for a skarn body at PDN has been defined through induced polarization, magnetics and gravity surveys, and the proximity to the Platosa CRD system suggest that the mineralization could lie on the periphery of a large-tonnage, intrusive-related proximal base metal metasomatic deposit.

During Q2 2022 the Company incurred costs of $228 on the Platosa Property including exploration work of $176 and concession holding costs of $52.

Evolución Project

The Evolución Project is an exploration-stage project comprising 22 mineral concessions totaling 45,000 hectares, and 35 kilometres of strike in one of the world’s premier silver districts. It is an intermediate stage polymetallic silver-zinc-lead-gold exploration project on the border of northern Zacatecas and southern Durango, on the high plateau of central Mexico. The Evolución Project includes the Miguel Auza concessions (covering approximately 14,080 hectares, comprising 19 mineral concessions held by San Pedro) and the Evolución concessions (covering approximately 31,280 hectares, comprising two mineral concessions held by Excellon New Mining Projects.

The Company’s overall goals on the project are to discover Fresnillo-style epithermal mineralization and subsequently define mineral resources. In 2021, the Company completed detailed mapping at 1:1000 scale across the entire licence. Data collected in the field relating to the structural setting and associated mineralization in the Evolución licence are being compiled and evaluated by a PhD candidate. This work will contribute to understanding the potential scale and timing of mineralization on the project.

During Q2 2022 the Company incurred costs of $116 on the Evolución project including exploration work of $29 and concession holding costs of $87.

Silver City Project

The Silver City Project is an exploration-stage project that comprises the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licences in Saxony, Germany and totals approximately 340 km2. In Q3 2019, the Company entered into an agreement with Globex Mining Enterprises Inc. to earn into an option to acquire a 100% interest in the Bräunsdorf exploration licence (the “Globex Agreement”). The terms of the Globex Agreement are described in the Company’s AIF. The Bräunsdorf licence is a 164 km2 silver district that encompasses a 36-km long epithermal vein system situated west of the city of Freiberg (30 km southwest of Dresden). The immediate exploration licence and surrounding area have a long and rich history of silver mining dating back to the 11th century with numerous historic mine camps, small mines and prospects, many of which have only been explored and/or mined to shallow depths, seldom exceeding 200 metres below surface. Historically reported veins ranged from 0.5 to 10 metres width, with grades of over 3,500 g/t silver and no assaying either gold or zinc, which were not historically available.

Based on initial drilling results at the Bräunsdorf licence, the Company expanded the Silver City Project ground position in Q1 2021 to 34,150 hectares through the application for three additional permits (Frauenstein, Mohorn and Oederan). The concessions were granted following applications to the Sächsisches Oberbergamt (the “Saxon Mining Authority”) in Freiberg and are held by the Company’s subsidiary, Saxony Silver Corp. As in the case of the Bräunsdorf licences, historical records of these licences document centuries of high-grade silver production to shallow depths, with recent confirmation samples assaying multi-kilo silver and significant gold. The licences are early-stage and initial exploration efforts started in 2021 in preparation for more advanced exploration work and potential drilling in 2022.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

The Company’s near-term exploration goals at Silver City are to (i) confirm the strike and plunge of historical mine workings and (ii) identify new mineralized bodies that were not historically discovered and exploited. With initial drilling success, the Company aims to define economic mineral resources on the project and advance them toward permitting and development. At the current stage and with the current information available, the cost and timeframe to do so is not ascertainable.

In Q2 2021, the 2021 Drilling Operation Plan (“DOP”) was approved, and the Company was permitted to drill up to 22,000 metres on the Bräunsdorf licence up to March 31, 2022. Drilling commenced in late Q2 2021 with two drill rigs. During 2021 the Company drilled 24 holes totaling 8,360 metres. An additional three holes totaling 1,223 metres were completed in Q1 2022.

For 2022, individual DOPs for each concession were submitted to the relevant mining authority in March and early April 2022. The Company applied for a total of 36,400 metres of drilling including Bräunsdorf (23,000 metres, 66 drill holes), Frauenstein (7,650 metres, 24 drill holes), Mohorn (3,250 metres, 10 drill holes) and Oederan (2,500 metres, eight drill holes) licenses. The approved DOP for the Bräunsdorf license was received on July 7, 2022, and is valid until September 30, 2025. Approved DOPs for the Mohorn and Oederan licenses were received on July 14, 2022, and are valid until December 31, 2023. The Frauenstein DOP is currently being reviewed by the mining authority, with the approval expected in Q3 2022.

Drilling in 2021 and 2022 followed up on results from the initial, 16-hole diamond drilling program completed in 2020 totaling 3,687 metres. The 2021 DOP contemplated drilling on four priority follow-up targets identified in the 2020 program including:

●	Peter Vein: a historically significant mine where initial drilling encountered 1,042 g/t AgEq over 0.45 metres (911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn), within 231 g/t AgEq over 2.30 metres (183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn)
●	Reichenbach (Großvoigtsberg): a new, near-surface discovery in an area with minimal historic mining, where initial drilling encountered 505 g/t AgEq over 0.71 metres (356 g/t Ag, 2.0 g/t Au), within 191 g/t AgEq over 1.90 metres (134 g/t Ag and 0.8 g/t Au)
●	Bräunsdorf: a historically significant mine, where initial drilling encountered 319 g/t AgEq over 0.35 metres (300 g/t Ag, 0.2 g/t Au and 0.2% Zn), within 101 g/t AgEq over 2.05 metres (87 g/t Ag, 0.2 g/t Au)
●	Grauer Wolf: a new high-grade discovery in an area with no historic drilling, where initial drilling encountered 1,043 g/t AgEq over 1.3 metres (954 g/t Ag, 0.1 g/t Au, 0.7% Pb and 2.0% Zn) less than 100 metres from surface, within 194 g/t AgEq over 8.1 metres (173 g/t Ag, 0.1 g/t, Au, 0.4% Pb and 0.3% Zn), and 331 g/t AgEq over 1.2 metres (325 g/t Ag, 0.1 g/t Au, 0.03% Pb and 0.03% Zn) in the hanging wall

The results of the 2021 drill program at Silver City include:

●	1,633 g/t AgEq over 0.35 metres (1,470 g/t Ag, 0.2 g/t Au, 2.9% Pb and 2.1% Zn) within 257 g/t AgEq over 2.90 metres (232 g/t Ag, 0.4% Pb and 0.3% Zn) in SC21GVB020 at Peter Vein
●	1,296 g/t AgEq over 0.35 metres (1,260 g/t Ag, 0.2 g/t Au, 0.6% Pb and 0.3% Zn) within 592 g/t AgEq over 1.05 metres (508 g/t Ag, 0.1 g/t Au, 1.4% Pb and 1.2% Zn) in SC21GWO033 at Grauer Wolf
●	266 g/t AgEq over 0.65 metres (228 g/t Ag, 0.1 g/t Au, 0.7% Pb and 0.5 % Zn) within 169 g/t AgEq over 1.93 metres (137 g/t AgEq, 0.3% Pb and 0.6% Zn) in SC21GWO030 at Grauer Wolf
●	383 g/t AgEq over 0.38 metres (7.0 g/t Ag and 5.0 g/t Au) in SC21REI027 at Reichenbach

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

The assay results for the Q1 2022 drilling program extended the footprint of the Grauer Wolf mineralization trend 300 meters along strike and confirmed mineralization down to 300 meters vertical depth.

Results from Q1 2022 drilling included 768 g/t AgEq over 0.4 metres (482 g/t Ag, 4.5% Pb and 4.8 % Zn) in SC21GWO040. Drilling is expected to resume in Q4 2022.

A total of 13 soil sampling profiles were completed over the Peter Vein, Grauer Wolf and Hartha targets in Q1, with an additional 265 samples collected over Frauenstein in Q2. The goal of the program is to test the geochemical response along the strike of known mineralization and to identify new drill targets.

During Q2 2022 the Company incurred exploration costs of $234 on the Silver City Project.

Kilgore Project

The Kilgore project is an advanced exploration-stage volcanic and sediment hosted epithermal gold property located five miles from Kilgore, Clark County, Idaho. Excellon has a 100% undivided interest in 790 unpatented federal lode claims totaling 6,762 hectares on United States Forest Service (“USFS”) land. The property includes historical mine workings dating back to the early 1900’s. Further drilling in the 1980’s revealed the potential for mineralization well outside of the existing resource area, with limited follow up to date. Kilgore displays similar geological characteristics to Kinross Gold’s Round Mountain Mine, which has produced over 16 million ounces of gold to date.

In 2019, Otis Gold Corp. (“Otis”) completed a preliminary economic assessment that contemplated a low capital intensity, low operating cost, open-pit, heap-leach mining operation. Since acquiring Otis in Q2 2020 and filing a business acquisition report with respect to such transaction on May 29, 2020, the Company has been reassessing all aspects of the Kilgore project and believes that opportunities exist to enhance the project through:

●	Geological remodeling of the existing mineral resource, including relogging historical core to better define geological units and lithologies
●	Re-assaying historical drilling with metallic screen assays along with multi-element ICP to complement historical fire-assayed samples
●	Geophysical surveying to image prospective ground, generate drill targets and constrain structural and lithologic controls of mineralization
●	Diamond drilling to infill and expand the mineral resource to follow-up on advances in the geological model and define mineral potential along strike, laterally and at depth
●	Metallurgical drilling in support of further metallurgical studies, particularly in the underlying Aspen formation based on additional petrographic information
●	Engineering review of potential infrastructure locations, processing options and new mining technologies
●	Continuing environmental studies

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

The Company’s contemplated 2022 drilling programs will also target higher-grade mineralization and structures at depth, predominantly in the Aspen formation, seeking to define the potential for gold mineralization that may be amenable to underground mining. Additional screen metallics analysis will be performed on samples assaying over 1.0 g/t gold to confirm the ability of traditional assay size (50g) to deliver accurate and precise data, given the presence of coarse gold at the deposit.

The next phase of advanced exploration on the Kilgore Project was approved by the USFS in Q4 2021. The Company filed an updated Plan of Operations with the USFS in Q2 2020 and the USFS filed the final Environmental Assessment (“EA”) in Q2 2021. During Q4 2021, the USFS completed the EA and a Decision Notice finding “No Significant Impact” was issued allowing for ground disturbing activities, including drilling to commence. In Q1 2022, an application was filed by an NGO requesting that the Court reopen the matter with the USFS concerning its approval of the Kilgore 2021 EA (the “2021 EA Approval”). While the application to reopen the 2021 EA Approval was denied by the Court in Q2 2022, the same NGO filed a fresh claim challenging the 2021 EA Approval on essentially the same grounds. The Court has granted the Company’s motion to intervene in this new matter and it is anticipated that a hearing and decision will be held before the 2023 drilling season. The Company does not anticipate that this will impact the 2022 drilling season. The EA contemplates a total of 130 drill stations (with up to three holes per station) and construction of up to 70,977 feet of road to support drilling activities, with the project duration expected to be up to five years. The final EA and the supporting reports and studies are available on the website of the Company’s subsidiary, Excellon Idaho Gold Inc.: www.excellonidaho.com.

During Q1 2022, in-depth review of historical geophysics surveys and geochemical data was integrated into 2022 drill targeting. This review has also served as the foundation to plan a 3D IP and MT survey for Q3 2022.

During Q2 2022 soil sampling and prospecting work began with a two-line soil orientation survey completed. The goal of the survey is to compare the effectiveness of Mobile Metal Ion (MMI), Spatiotemporal Geochemical Hydrocarbon (SGH) and traditional ICP-MS Super Trace analytical methods. A total of 145 samples were collected with assay results pending.

During Q2 2022 the Company incurred exploration costs of $261 on the Kilgore Project.

The Kilgore drilling campaign commenced in mid-July 2022 (refer to the Press Release dated July 25, 2022).

Oakley Project

On April 22, 2020, the Company acquired 100% ownership of the Oakley project in Cassia County, Idaho as part of the Otis acquisition. The Oakley Project is an exploration-stage project hosting gold-silver, epithermal hot spring-type mineralization at two targets: Blue Hill Creek and Cold Creek, and detachment-related gold-silver mineralization at Matrix Creek. The Oakley project has been optioned to Centerra pursuant to an option agreement that is summarized in the Company’s AIF (the “Oakley Agreement”).

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Drilling concluded at Cold Creek in Q3 2021, with eleven holes totaling 1,582 metres drilled in this program. Permitting for the drilling at Blue Hill Creek is in progress with the anticipated start of the drilling in H2 2022. Work is being funded and managed by Centerra pursuant to the terms of the Oakley Agreement. The Cold Creek claims cover approximately 14 km2, including a structurally complex north to south valley with bounding faults that has created at least three prospective geologic zones along the western and eastern margins. The current drill program tested targets within these zones, as follows:

●	Eastern Margin: A historically undrilled area of receptive units with gold in soil anomalies above shallow bedrock
●	Bound Block: This area is bound by large structures on the east and west and has demonstrated surface and subsurface gold mineralization. Reverse circulation (“RC”) drilling from the late 1980’s returned anomalous grades that have not been followed up on. More recent work delivered anomalous gold in soil and rock samples, with basin-wide resistivity and chargeability anomalies
●	Western Margin: A historically underexplored area of structural complexity with hydrothermal material at surface. RC drilling from the late 1980’s intersected 18.3 metres grading 0.46 g/t gold from surface. More recent work has identified gold in soil anomalies corresponding with a chargeability anomaly from IP surveying

Highlights include:

●	0.4 g/t Au over 13.6 metres hosted in metasediments, which historically have not been the focus of exploration.
●	1.4 g/t Au over 5.6 metres near-surface testing the Eastern Margin.

Centerra is planning to commence geophysical surveys within the Matrix Creek claim block in Q3 2022.

Mineral Resources

The Company’s mineral resource estimates have been prepared in accordance with NI 43-101 and the CIM’s ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (as applicable) and classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014). The associated technical reports for the Platosa, Kilgore and Oakley projects can be found at www.sedar.com under the profiles for Excellon (in respect of Platosa) and Otis (in respect of Kilgore and Oakley). The technical reports for each of the projects are also available on the Company’s website at www.excellonresources.com.

For additional discussion of the Company’s mineral resource estimates and the Company’s other exploration projects, the reader should refer to the Company’s AIF, available on the Company’s website www.excellonresources.com and on www.sedar.com.

QUALIFIED PERSONS

Mr. Jorge Ortega, M.Sc., P.Geo., Vice President Exploration and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to geological interpretation and results contained in this MD&A. Paul Keller, P. Eng., Chief Operating Officer and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to production results contained in this MD&A.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

CORPORATE RESPONSIBILITY (“CR”)

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk. The operations continue to report on key trailing indicators of CR performance and elements of the Visible Felt Leadership process. Trailing indicators of safety performance improved in the second quarter over Q1, as measured by recordable injury frequency. Injury severity increased in Q2 vs Q1, with 63 lost days in Q2 vs 34 in Q1.

The 2020 and 2019 Environmental, Social, and Governance Reports (“ESG Report”) for our operations in Mexico were completed and published in February 2022 and July 2022 respectively. The 2021 ESG report is under review and is expected to be published by the end of Q3 2022.

No significant environmental incidents were reported at either Platosa or Miguel Auza during Q2 2022. The Company continued engagement with a range of stakeholders surrounding the Platosa and Miguel Auza business units. There were no community-related grievances reported during Q2 2022.

The Comisión Nacional del Agua (“CONAGUA”), the federal water regulatory agency in Mexico, commenced an administrative procedure with the Company to review the management of the mining water that the Company pumps from the Platosa mine. The administrative procedure is still on going, and the Company has engaged environmental specialists for this case. With pumping operations winding down in Q2 2022 in advance of the wind-down of mining operations in Q3 2022, the immediacy of long-term water management programs at Platosa has diminished and the Company does not foresee any material changes to water management going forward.

Tailings Management at Miguel Auza

Miguel Auza hosts two tailings management facilities (“TMF”). TMF #1 is located immediately northwest of the concentrator and has been decommissioned, rehabilitated with a soil cover and re-vegetated. TMF #2 is located on land owned by Excellon, approximately one kilometre north of the Miguel Auza concentrator. The Federal Environmental Authority in Mexico (SEMARNAT) approved the construction and operation of the new facility (TMF #2) in Q1 2017. Construction of the stage-2 raise of the TMF #2 was completed in early Q4 2020 and currently has enough capacity to accommodate processing of Platosa’s 2022 production plan.

During Q2 2022, the Company continued working with Golder consulting engineers to finalize the Dam-Breach Analysis on TMF #2 stages 1 to 5, which is aligned with the Safety Guidelines (CDA, 2020) from the Canadian Dam Association. Following the recommendation of the Management of Tailings Facilities guide (2019) from the Mining Association of Canada, Golder, had also completed the Water Balance Model for the TMF #2 and updated the first version of the Operations, Maintenance, and Surveillance (OMS) Manual.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

FINANCIAL REVIEW

Summary of Quarterly Financial Results

Financial statement highlights for the quarter ended June 30, 2022 and the last eight quarters are as follows:

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
(in $000’s)	$	$	$	$	$	$	$	$
Revenues	7,781	8,496	9,306	9,151	9,717	9,781	10,097	9,857
Production costs	(5,789)	(5,635)	(7,089)	(5,567)	(5,814)	(6,153)	(5,986)	(5,875)
Mine closure related costs (1)	(532)	-	(1,584)	-	-	-	-	-
Depletion and amortization	(2,939)	(2,278)	(1,928)	(1,809)	(1,773)	(1,790)	(1,445)	(1,269)
Cost of sales	(9,260)	(7,913)	(10,601)	(7,376)	(7,587)	(7,943)	(7,431)	(7,144)
Gross (loss) profit	(1,479)	583	(1,295)	1,775	2,130	1,838	2,666	2,713
Expenses:
General and administrative	(1,191)	(1,311)	(1,255)	(1,453)	(1,640)	(2,342)	(1,886)	(1,502)
Exploration and holding expense	(839)	(1,116)	(1,783)	(2,538)	(1,800)	(1,073)	(1,400)	(2,001)
Other income (expense)	45	992	89	(6)	(188)	(651)	(6)	(934)
Provision for litigation	-	-	(5)	(22,277)	-	-	-	-
Impairment loss	-	-	(15,788)	(752)	-	-	-	-
Net finance (expense) income	(1,186)	(915)	(1,242)	(688)	(1,025)	(725)	(679)	(292)
Income tax (expense) recovery	(90)	67	(167)	(4,921)	(22)	31	(4,703)	1,776
Net loss	(4,740)	(1,700)	(21,446)	(30,860)	(2,545)	(2,922)	(6,008)	(240)
Adjusted loss (2)	(4,208)	(1,700)	(4,069)	(4,775)	(2,545)	(2,922)	(6,008)	(240)
Loss per share	(0.14)	(0.05)	(0.65)	(0.94)	(0.08)	(0.09)	(0.19)	(0.01)
Adjusted loss per share (2)	(0.12)	(0.05)	(0.12)	(0.15)	(0.08)	(0.09)	(0.19)	(0.01)
Net cash from operations before working capital changes	(41)	1,911	(217)	(9)	959	919	1,931	223

(1)	Cost of sales includes $1.6 million related to future mine closure accruals in Q4 2021, and $0.5 million related to materials and supplies write-downs in Q2 2022 to align with current mining plans.
(2)	Adjusted loss and adjusted loss per share exclude: Q2 2022 $0.5 million write-down of materials and supplies; Q4 2021 impairment losses of $15.8 million and $1.6 million related to future mine closure accruals (included in Production costs); and Q3 2021 $22.3 million related to the Provision for litigation, the related $0.8 million impairment loss and $3.1 million deferred-tax asset derecognition expenses.

Quarter to quarter revenue variances are a function of metal prices, treatment and refining costs and production results. Production results can differ from period to period depending on geology, mining conditions, labour and equipment availability. These, in turn, affect mined tonnages, grades and mill recoveries and, ultimately, the quantity of metal produced and revenues received. The Company currently expenses exploration costs related to Platosa (unless associated with resource expansion), Silver City, Kilgore and Evolución. These exploration costs do not relate to the mining operation and vary from period to period, creating volatility in earnings. The following is a discussion of the material variances between Q2 2022 and Q2 2021.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

	Q2 2022	Q2 2021	H1 2022	H1 2021
Revenue	7,781	9,717	16,278	19,498
Gross (Loss) Profit	(1,479)	2,130	(895)	3,968
Net Loss	(4,740)	(2,545)	(6,437)	(5,467)

Revenues decreased by $1.9 million or 20% during Q2 2022 compared to Q2 2021, driven primarily by negative provisional pricing adjustments at June 30, 2022 ($1.0 million variance), lower realized silver prices by 16%, lower lead and zinc payable metals sold by 19% and 21%, respectively, and partially offset by a 2% and 34% increase in realized lead and zinc prices, respectively.

Revenues decreased by $3.2 million or 17% during H1 2022 compared to H1 2021, impacted by the Labour Action which eliminated production for the month of March 2022; and provisional pricing adjustments discussed above.

Gross profit decreased by $3.6 million in Q2 2022 relative to Q2 2021 driven primarily by the $1.9 million decrease in revenue, $0.5 million write-down of supplies and materials and $1.2 million increase in depletion and amortization, both impacts of the reduction in expected mine life.

Similarly, the $0.9 million gross loss for H1 2022 which is $4.9 million worse off than H1 2021, is driven by $1.7 million increase in depletion and amortization following the reduction in expected mine life and $3.2 million in lower revenue discussed above.

Net loss increased by $2.2 million in Q2 2022 and by $1.0 million for H1 2022 relative to the comparative periods, driven by the gross losses discussed above, partly offset by lower exploration and administrative expenses (discussed in detail below).

	Q2 2022	Q2 2021	H1 2022	H1 2021
Cost of Sales	9,260	7,587	17,173	15,530

The components of cost of sales including production costs and depletion and amortization charges are as follows:

Labour	1,474	1,507	2,963	2,899
Consumables	1,075	973	1,911	1,995
Electricity	1,062	1,211	2,256	3,078
Transport	512	563	871	1,078
Other operational	584	609	1,187	1,289
Mine and mill administrative	1,037	1,053	1,998	2,033
Inventory adjustment	45	(102)	238	(405)
Mine closure related costs	532	-	532	-
Production Costs (including inventory adjustments)	6,321	5,814	11,956	11,967
Depletion and amortization	2,939	1,773	5,217	3,563
Cost of Sales	9,260	7,587	17,173	15,530

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Production costs (including mine closure related costs) increased by $0.5 million during Q2 2022 relative to Q2 2021 mainly driven by the write down of $0.5 million of materials and supplies inventories to align with the expected mine closure in Q3 2022. Total production costs for H1 2022 are consistent with H1 2021, however H1 2021 included $0.6 million incremental polar-vortex related energy costs, while H1 2022 includes $0.5 million of materials and supplies write-downs as noted above.

Depletion and amortization expense increased $1.2 million in Q2 2022 and $1.7 million in H1 2022 compared to the comparative periods and driven primarily by the reduction in expected mine life.

	Q2 2022	Q2 2021	H1 2022	H1 2021
Exploration	839	1,800	1,955	2,873

Exploration and holding expense in Q2 2022 and H1 2022 decreased $1.0 million or 53% and $0.9 million or 32% respectively, relative to the same periods in 2021. For detailed breakdown, see Note 12 of the Company’s condensed consolidated financial statements for the periods ended June 30, 2022 and 2021.

General and administrative expense	1,191	1,640	2,501	3,983

General and administrative expense decreased by $0.4 million or 27% in Q2 2022 mainly driven by $0.3 million lower share-based compensation. For H1 2022, general and administrative expenses decreased $1.5 million or 36% driven by the timing of annual compensation expenses (in Q1 in 2021) and a reduction in personnel since the comparative period.

Other (income) expense	(45)	188	(1,037)	837

Other income or expense include realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses.

The $0.2 million improvement in other income in Q2 2022 over Q2 2021 primarily reflects lower unrealized losses on revaluation and sale of marketable securities. The $1.9 million improvement in other income in H1 2022 includes the collection of $0.6 million in insurance proceeds, a $0.7 million improvement in foreign exchange gains and losses and a $0.7 million reduction in fair value losses on marketable securities and warrants compared to the comparative period.

Finance expense	1,186	1,025	2,101	1,750

Net finance expense in Q2 2022 comprises primarily $1.1 million of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures (Q2 2021 – $1.0 million). This interest expense consists of $0.5 million in coupon interest for both Q2 2022 and Q2 2021 and $0.6 million accretion in Q2 2022 (Q2 2021 – $0.5 million) of the face value of the Convertible Debentures using the effective interest rate method.

Net finance expense in H1 2022 comprises primarily $1.9 million of interest expense on the Convertible Debentures, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures (H1 2021 – $1.6 million). This interest expense consists of $0.7 million in coupon interest for both H1 2022 and H1 2021 and $1.2 million accretion in H1 2022 (H1 2021 – $0.9 million) of the face value of the Convertible Debentures using the effective interest rate method.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. the finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs in the first, third or fourth month after shipment under the terms of the current concentrate purchase agreements.

Invoiced revenues are derived from the value of payable metal content net of treatment and refining charges (“TC/RCs”) incurred by the metallurgical complex of the customer. TC/RCs are a cost associated with processing of metal concentrates in refined metal products, though such cost is deducted from gross revenues rather than incurred as a cost of sales (as revenue received by the Company is net of TC/RCs). Therefore, as discussed in the calculation of total cash cost per silver ounce payable, below, TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce. Offtake agreements may also include price participation for the offtaker for settlements at metal prices above specified levels.

The value of the metal content of the products sold is as follows (in $’000s):

	Q2 2022	Q2 2021	H1 2022	H1 2021
	$	$	$	$
Silver	5,607	7,058	10,440	14,630
Lead	1,110	1,816	2,372	3,506
Zinc	2,034	2,721	5,044	4,999
Value of metal content in products sold (1)	8,751	11,595	17,856	23,135
Adjustment for treatment and refining charges (TC/RC)	(970)	(1,878)	(1,578)	(3,637)
Revenues from concentrate sales	7,781	9,717	16,278	19,498

(1)	Value of metal content in products sold is a non-IFRS measure.

The Company recognized the following amounts related to revenue:

	Q2 2022	Q2 2021	H1 2022	H1 2021
	$	$	$	$
Concentrate revenue from contract with customers	9,229	9,440	16,986	19,284
Provisional pricing adjustments on concentrate sales	(1,448)	277	(708)	214
Total revenues	7,781	9,717	16,278	19,498

Non-IFRS measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable, All-In Sustaining Cost (AISC) Per Silver Ounce Payable and Adjusted loss and adjusted loss per share are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry. These measures are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

	Q2 2022	Q2 2021	H1 2022	H1 2021
Production cost per Tonne	$244	$273	$293	$285

A reconciliation between production cost per tonne (excluding depletion and amortization, inventory adjustments and once-off mine closure related write-downs of materials and supplies) and the Company’s cost of sales as reported in the Company’s financial statements is provided below. Changes in inventories of ore and concentrate are excluded from the calculation of Production Cost per Tonne. Changes in inventories reflect the net cost of ore stockpiles and concentrate inventory (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs). Excluding changes in inventories aligns cost of sales incurred during the period with the tonnage produced during the period.

	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of Sales	9,260	7,587	17,173	15,530
Adjustments – increase/(decrease):
Mine closure related write-downs	(532)	-	(532)	-
Depletion and amortization	(2,939)	(1,773)	(5,217)	(3,563)
Changes in inventories	(45)	102	(238)	405
Production Costs (excluding inventory adjustments)	5,744	5,916	11,186	12,372
Tonnes milled	23,550	21,646	38,135	43,410
Production cost per tonne milled ($/tonne)	$244	$273	$293	$285

Production cost per tonne milled decreased by 11% in Q2 2022 relative to Q2 2021, driven by a 9% increase in tonnes milled and a 3% reduction in production costs before depletion, amortization, materials and supplies write-downs and inventory adjustments, as discussed above.

For H1 2022 production cost per tonne milled increased 3% driven by a 12% reduction in tonnes milled due to the Labour Action in March 2022, mostly offset by a 10% decrease in production costs before depletion, amortization, materials and supplies write-downs and inventory adjustments.

	Q2 2022	Q2 2021	H1 2022	H1 2021
Total cash cost per silver ounce payable	$13.81	$11.96	$12.43	$12.74

The calculation of total cash cost includes cost of sales adjusted for non-cash depletion and amortization and materials and supplies write-downs, by-product credits and royalties related to the Miguel Auza property which are unrelated to production from the Platosa Mine. Note that:

(i)	Change in inventory adjustments are included in cost of sales to align with revenues from payable metals sold in the period (by either allocating the cost of metal produced in prior periods or deferring the cost of metal to be sold in future periods); and
(ii)	TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce. As per industry standard, revenues received by the Company are presented net of TC/RCs and hence are not reported as part of cost of sales in the Company’s financial statements.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and underground development access different areas of the mine with varying grades and characteristics.

The following is a reconciliation of total cash cost per silver ounce payable, net of by-product credits, to cost of sales as reported in the Company’s financial statements:

	Q2 2022	Q2 2021	H1 2022	H1 2021
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	9,260	7,587	17,173	15,530
Adjustments – increase/(decrease):
Depletion and amortization	(2,939)	(1,773)	(5,217)	(3,563)
Mine closure related write-downs	(532)	-	(532)	-
TC/RCs	970	1,878	1,578	3,637
Royalties (1)	(15)	(22)	(30)	(45)
By-product credits (2)	(3,143)	(4,537)	(7,415)	(8,504)
Total cash cost net of by-product credits	3,601	3,133	5,557	7,055
Silver ounces payable	260,694	261,854	447,101	553,821
Total cash cost per silver ounce payable ($/oz)	$13.81	$11.96	$12.43	$12.74

(1)	Advance royalty payments on the Miguel Auza property unrelated to production from the Platosa Mine.
(2)	By-product credits comprise revenues from the sale of lead and zinc.

Total cash cost per silver ounce payable increased by 15% for Q2 2022 relative to Q2 2021 driven primarily by a 31% reduction in by-product credits, partially offset by a 48% reduction in TC/RC expenses.

Total cash cost per silver ounce payable in H1 2022 decreased by 2% compared to H1 2021 due to the lower silver ounces payable (by 19%) driven by the Labour Action in March 2022, partially offset by a 57% reduction in TC/RC expenses.

	Q2 2022	Q2 2021	H1 2022	H1 2021
AISC Per Silver Ounce Payable (including non-cash items)	$19.24	$26.53	$19.34	$25.53

Excellon reports the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, its ability to generate free cash flow from current operations and overall value. The AISC measure is a non-IFRS measure and is based on guidance issued by the World Gold Council.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including TC/RCs and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental rehabilitation costs (non-cash), all divided by the total payable silver ounces sold during the period.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded from AISC. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded from AISC.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings, if any. Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects.

The table below presents details of the calculation for AISC per silver ounce payable.

	Q2 2022	Q2 2021	H1 2022	H1 2021
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Total cash costs net of by-product credits	3,601	3,133	5,557	7,055
General and administrative costs (cash) (1)	945	1,085	1,911	2,415
Share-based payments (non-cash) (1)	51	286	206	971
Accretion and amortization of reclamation costs (non-cash)	79	43	142	100
Sustaining exploration (manto resource exploration/drilling)	-	322	102	644
Sustaining capital expenditures (2)	340	2,077	729	2,953
Total sustaining costs	1,415	3,813	3,090	7,083
All-in sustaining costs	5,016	6,946	8,647	14,138
Silver ounces payable	260,694	261,854	447,101	553,821
AISC per silver ounce payable ($/oz)	19.24	26.53	19.34	25.53
AISC excluding non-cash items, per silver ounce payable ($/oz)	18.74	25.28	18.56	23.60
Realized silver price per ounce sold (3)	22.55	26.89	23.05	26.59

(1)	Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects.
(2)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs. Sustaining exploration includes underground drilling costs.
(3)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior-period provisional adjustments in the current period.

AISC per silver ounce payable decreased by 27% to $19.24 in Q2 2022 compared to $26.53 in Q2 2021 driven primarily by a $1.7 million or 84% decrease in sustaining capital expenditures and a $0.3 million decrease in sustaining exploration.

AISC per silver ounce payable decreased 24% to $19.34 for H1 2022 relative to H1 2021, primarily driven by a $1.5 million reduction in total cash cost as discussed above, a $2.2 million reduction in sustaining capital expenditures and an $0.8 million reduction in share-based payment costs as annual compensation grants were made in Q1 2021, partially offset by the 19% decrease in silver ounces payable due to the Labour Action in March 2022.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

COMMON SHARE DATA AS AT JULY 27, 2022

Common shares issued and outstanding	35,182,819
Stock options	900,487	(1)
DSUs	609,341
RSUs	1,156,588
Warrants ($5.75)	1,143,428
Fully diluted common shares (2)	38,992,663

(1)	Includes 99,487 options issued to Otis option holders that are not included under the Company’s option plan.
(2)	Conversion of all outstanding Convertible Debentures would result in the issuance of an additional 3,379,245 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Refer to Note 2 of the condensed consolidated financial statements for discussion of the material uncertainties which cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business.

The primary source of funds available to the Company is cash flow generated by the Platosa Mine and equity and debt financings. The Company has raised equity and debt to fund its exploration programs and certain capital and operating expenditures at the Platosa Mine. With the planned wind down of operations at Platosa in Q3 2022 and in the absence of the acquisition of another producing mine, the Company’s main source of liquidity will be derived from equity or debt transactions. A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during periods of low commodity prices and economic and market uncertainty. See also the “Commitments,” below, for further detail.

	June 30, 2022	December 31, 2021
Cash and cash equivalents	2,865	4,071

The primary source of cash for H1 2022 was the Company’s Mexican operations, which generated net cash flow of $1.9 million (H1 2021 – $2.0 million) from collected revenue of $15.5 million (H1 2021 – $19.5 million) net of production costs of $13.6 million (H1 2021 – $17.5 million). The Company also received proceeds from the sale of marketable securities and insurance proceeds of $1.1 million in H1 2022 (H1 2021 – $nil).

The primary uses of cash for H1 2022 and H1 2021 were:

(i)	$2.3 million spent on exploration – $1.1 million in Germany, $0.3 million in Mexico and $0.9 million in the United States (H1 2021 – $2.8 million, including $0.6 million in Germany, $1.7 million in Mexico and $0.5 million in the United States); and
(ii)	$2.1 million on general and administrative expenses (Q1 2021 – $2.2 million).

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

	June 30, 2022	December 31, 2021
Working capital	127	254

Working capital, defined as current assets less current liabilities (excluding the Provision for litigation), decreased by $0.1 million at June 30, 2022 relative to December 31, 2021, reflecting a decrease in current assets of $2.8 million partially offset by a decrease of $2.7 million in trade and other payables. The decrease in current assets is driven by a $1.6 million reduction in cash and marketable securities, a $0.6 million reduction in VAT recoverable and $0.9 million reduction in inventories, partially offset by a $0.5 million increase of other current assets.

The Company’s VAT payables reflect the VAT amounts collected by the Company from the sale of concentrates in Mexico. The Company’s VAT recoverable, reflects VAT charged on the Company’s expenditures in Germany and VAT charged on the Company’s expenditures in Mexico. The latter is offset against VAT payables in Mexico in the applicable period and on a rolling basis. The net VAT position varies from period-to-period depending on timing, quantum and/or value of sales and expenditures. To date the Company has not encountered difficulty in offsetting outstanding VAT recoverable in Mexico.

As at June 30, 2022, the Company had a net VAT recoverable of $0.4 million in Mexico and $0.8 million in Germany (June 30, 2021 – net VAT recoverable of $1.7 million in Mexico, $0.4 million in Germany and $0.1 million in Canada).

The Company has reduced its committed tonnes to be delivered under its offtake agreement and has normal provisional pricing payment terms on the sale of its concentrate. The Company currently expects cash flows from Mexican operations to cover working capital requirements in Mexico. The Company is considering various financing, corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable. The Convertible Debentures do not include any financial covenants related to working capital or the ongoing operation of the Company’s mining assets.

	Q2 2022	Q2 2021	H1 2022	H1 2021
Net cash from operations before changes in working capital ($000’s)	(41)	959	1,872	1,901

Net cash from operations, before changes in working capital, decreased by $1.0 million in Q2 2022 versus Q2 2021 principally reflecting lower revenues by $2.0 million, partly offset by a decrease in exploration and administrative expenses ($1.4 million less than Q1 2021).

Net cash from operations in before changes in working capital in H1 2022 includes a $0.6 million cash inflow from insurance proceeds received (H1 2021 – $Nil), in line with H1 2021.

Investing Activities ($000’s)	(281)	(2,630)	(863)	(3,514)

Investing outflows primarily comprise the purchase of property, plant and equipment which have been significantly reduced in 2022 with the pending mine closure in Q3 2022. The decrease in investing outflows in H1 2022 also reflects a $0.3 million cash inflow from the sale of marketable securities in H1 2022 (H1 2021 – $Nil) and a $0.2 million cash inflow from the sale of equipment in Mexico (H1 2021 – $Nil).

Financing Activities ($000’s)	(50)	(81)	(153)	(201)

Financing activities in 2022 included interest and lease-related payments and are consistent with those in 2021.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

The Company issued the Convertible Debentures in 2020, completed an equity offering of common shares in 2019 and arranged the Credit Facility in connection with the acquisition of Otis in 2020. The Company also implemented cost reductions and business improvements at its operations in 2020 and 2021. The Company expects to be able to generate positive cash flows from the Platosa mining operation through to mid-Q3 2022, although such cash flow will not be sufficient to fund all of the Company’s exploration programs. Failure to obtain additional financing could result in delay or postponement of further exploration and development of the Company’s projects.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Convertible Debentures. The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the trust indenture governing the outstanding Convertible Debentures (the “Indenture”). An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Convertible Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects. See also “Contingencies and Provision for litigation”, below.

On July 27, 2022, the Company received required approval from the Debentureholders to transfer the security on the Convertible Debentures from the Company’s assets in Mexico to its Kilgore assets in Idaho. The Company expects the transfer to be completed in due course.

There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. The Company’s ability to generate positive cash flows is also impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and bears the associated TC/RCs. The Company is also exposed to currency exchange risk and continued uncertainty related to the COVID-19 pandemic; see “Business Environment & Risks” section below.

Financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s Board of Directors together with executive management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company may continue to address its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

The Mexican peso (“MXN”), Canadian dollar (“C”), Euro (“Euro”) and US dollars (“USD”) are the functional currencies of the Company, with currency exposures arising from transactions and balances in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN or Euros, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN and the Euro impacts the reported financial performance of the Company.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Contractual obligations

The following table summarizes contractual obligations including payments due for each of the next five years and thereafter:

	$ 000
	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years
Trade payables	5,395	5,395	-	-	-
Leases – undiscounted	339	193	146	-	-
Convertible Debentures(1) – principal	13,907	-	13,907	-	-
Convertible Debentures(1) – 5.75% interest	866	800	66	-	-
Post-retirement benefits	2,120	2,120	-	-	-
Rehabilitation provision	1,932	-	1,932	-	-
Total:	24,559	8,508	16,051	-	-

(1)	Assumes repayments of interest and principal in cash.

Not included in the table above is a net smelter return (“NSR”) royalty payable semi-annually on the Platosa property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization. Such payments vary period to period based on production results and commodity prices.

Commitments

Other than the Platosa Mine itself, the Company’s projects are at varying stages of exploration advancement. Generally, the Company budgets exploration expenditures on an annual basis and does not commit to long-term drilling contracts. Budgeted exploration expenditures for each project are summarized in “Exploration and Evaluation Review,” above, insofar as they are applicable or currently ascertainable. Exploration expenditures may be highly variable depending on ongoing results and a host of other factors, including available funds, permitting and changes in local or geopolitical risks. The Company does not currently have any development projects that require committed funding.

In Mexico, commitments relate to annual concession fees and required expenditures associated with the Company’s mineral concessions. In Idaho, commitments relate to annual claim fees associated with the Company’s mineral claims. Fees in respect of the Oakley Project are funded by Centerra pursuant and subject to the terms of the Oakley Agreement. In Saxony, commitments relate to the required cash payments and share issuances required to earn the option to acquire 100% of the Bräunsdorf licence pursuant to the Globex Agreement (noting that the Company is under no obligation to fully exercise or complete such payments). Each of the commitments outlined below may vary depending on operational and/or exploration results or geopolitical conditions, which may lead the Company to expand or relinquish all or part of a project. Additionally, the Bräunsdorf exploration licence and Oakley Project are subject to the terms of the Globex Agreement and Oakley Agreement, respectively, and commitments may vary depending on the the applicable party’s decision to exercise options under such agreements.

The following table summarizes the Company’s significant unrecognized commitments as at June 30, 2022 (in thousands of US dollars):

		$ 000
Project	Type	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years(1)
Platosa	Fees	1,050	210	420	420	-
Evolución	Fees	2,352	413	822	1,117	-
Silver City
Bräunsdorf	Option (cash)	155	155	-	-	-
	Option (shares)	485	485	-	-	-
Kilgore	Fees	650	130	260	260	-
Oakley	Fees	285	57	114	114	-
Total:		4,977	1,450	1,616	1,911	-

(1)	Concession and claim fees continue until the relinquishment or expiration of the applicable concessions or claims.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

CONTINGENCIES AND PROVISION FOR LITIGATION

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within the Company’s control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

Provision for litigation

The Company recorded a $22.3 million provision in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets, since receiving the Judgment. The Judgment is solely against San Pedro and the Company believes that the plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource disclosed in September 2020.

La Antigua was included in the Company’s acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) between San Pedro Resources SA de CV (now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2,500 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500,000, a right that was never exercised as there was no economic sense in doing so. San Pedro has accrued the Advance Royalty on an ongoing basis.

Though the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to the Company’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Antigua Agreement and specifically for not operating the Miguel Auza Mine. The Plaintiff was awarded damages of $700,000 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. In December 2019, that Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages of $22.2 million, predominantly in damages for the Miguel Auza Mine not being in operation, which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro appealed the Judgment to the federal courts of Mexico; however, its appeal was dismissed on July 1, 2021, despite lack of evidence, facts or law to support this outcome. In August 2021, the Company received the formal written decision on the appeal which upholds the Judgment and is not subject to further legal appeal in Mexico.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The book value of San Pedro’s assets included in the consolidated balance sheet of the Company is $1.5 million, including plant, property and equipment ($0.2 million), VAT recoverable ($1.1 million) and materials, supplies and other ($0.2 million). The Platosa Mine is owned and operated by an entirely separate subsidiary.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Convertible Debentures. In Q1 and Q2 2022, the Plaintiff registered the Judgment against the real property and certain assets owned by San Pedro. The Company is pursuing legal remedies through its counsel in Mexico. This does not currently impact the Company’s use of the land, plant or mineral concessions. The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the Indenture. An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Convertible Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course. San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital.

Platosa Surface Rights

A subsidiary of the Company appealed a 2018 judgment revoking its 2007 purchase of approximately 295 hectares of surface rights north of the Platosa mine, which was denied by an appeals court in Mexico during Q3 2020. The judgment nullifies the purchase and orders that the land be returned to the plaintiffs, and that the plaintiffs repay the original purchase price to the Company’s subsidiary.

The Company does not consider the land material to its mining operation or exploration activities. The decision does not affect Excellon’s mineral rights and the Company does not expect it to have any impact on its operations.

The plaintiffs also alleged at trial, for the first time, that the Platosa mine site was on land that was included in the sale. This assertion was not decided in the litigation, was not supported by admissible evidence, contradicts the cadastral registry, conflicts with the rights of other third-party holders and ignores the fact that the Company began its use and occupation of the mine site in 2004 – before the sale in question.

Under Mexican law, Excellon’s access to the mine cannot be impeded. Nevertheless, the Company is considering a variety of legal avenues to redress the ruling. For additional discussion, the reader should refer to the “Risk Factors – Surface Rights and Access”, “Risk Factors – Legal Proceedings” and “Risk Factors – Enforcement of Legal Rights” sections of the Company’s AIF.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) means a process designed by or under the supervision of the President & CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management use the criteria set forth in Internal Control – Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Based on management’s evaluation, the Company concluded that ICFR was not effective as of June 30, 2022 due to the identification of a material weakness in ICFR related to Q3 2021 as discussed below.

Material Weakness and Remediation Plan

In connection with the assessment of the effectiveness of our ICFR, management identified a material weakness as of September 30, 2021. The limited level of staffing and technical resources available to manage complex non-routine transactions resulted in significant adjustments to the preliminary financial statements being recorded with respect to the Provision for litigation and related impacts in the condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2021. As a direct result of this complex transaction and limitation on current accounting resources management determined that the Company’s controls over the financial statement close process to analyze, account for and disclose non-routine, unusual or complex transactions were not operating effectively.

The Company is committed to improving its ICFR. As part of this control improvement, management has and will continue to enhance the capacity and capabilities to review and evaluate ongoing and technically complex transactions through selective increased use of external resources and realignment of internal staff. To date in 2022, no non-routine, unusual or complex transactions have been identified to demonstrate remediation of this material weakness. Management will continue to monitor and evaluate the effectiveness of our ICFR on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. The Company’s plan may take significant time and expense to be fully implemented and may require significant management attention, and management’s efforts may not prove to be successful in remediating the material weakness and do not guarantee that the Company will not suffer additional material weaknesses and/or significant deficiencies in the future.

Despite the existence of the material weakness described above, the CEO and CFO, together with management, believe that the condensed consolidated financial statements associated with this Management’s Discussion and Analysis, fairly present the financial position, results of operations and cash flows for the period ended June 30, 2022 and 2021 in all material respects.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

Disclosure Controls & Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the President & CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of June 30, 2022, based on management’s evaluation, the President & CEO and CFO concluded that the Company’s DC&P were not effective due to the identification of a material weakness in ICFR in Q3 2020, as discussed above.

Accounting policy, estimates and judgments

Accounting standards issued but not yet effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Significant accounting estimates and judgments

The Company’s significant accounting policies are described in Note 4 to the consolidated financial statements for the year ended December 31, 2021. The preparation of the consolidated financial statements require management to make estimates, assumptions and judgments that may have a significant impact on the consolidated financial statements. These estimates, assumptions and judgments are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances, however actual outcomes can differ. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, refer to the Company’s consolidated financial statements for the year ended December 31, 2021, which are available on the Company’s website and on SEDAR.

BUSINESS ENVIRONMENT AND RISKS

Risks and uncertainties

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks; surface rights and access; enforcement of legal rights; and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. For additional discussion of risk factors (including a discussion of COVID-19 related risks) refer to the Company’s AIF which is on the Company’s website www.excellonresources.com and on www.sedar.com.

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Management’s Discussion & Analysis of Financial Results For the three and six-month periods ended June 30, 2022

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the impact of the COVID-19 pandemic on the Company’s operations and results, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, mineral resources estimates, mine life, expected completion of the transfer of debenture security, growth pipeline (including the economics, growth and discovery potential of such projects), the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes, expects, anticipates, contingency, growth, intends, estimates, targets, opportunities, outlook, plans, postulates, project, provision, scheduled, seeking, vision and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, the ability of the Company to maintain normal operations during the COVID-19 pandemic, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, completion of the transfer of debenture security, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in its AIF under “Description of the Business – Risk Factors”. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This document is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this MD&A comply with reporting standards in Canada and are made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, information included in this MD&A that describes the Company’s mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company’s properties.

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